EXHIBIT 12

LOCKHEED MARTIN CORPORATION COMPUTATIONS OF RATIOS

OF EARNINGS TO FIXED CHARGES

(In millions, except ratio)

	Years Ended December 31
	2003	2002	2001	2000	1999
EARNINGS:
Earnings from continuing operations before income taxes	$1,532	$577	$133	$186	$1,188
Interest expense	487	585	700	919	809
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(50)	(8)	85	(3)	31
Portion of rents representative of an interest factor	49	46	46	57	75
Amortization of debt premium and discount, net	—	2	2	(7)	(4)

Adjusted earnings from continuing operations before income taxes	$2,018	$1,202	$966	$1,152	$2,099

FIXED CHARGES:
Interest expense	487	$585	$700	$919	$809
Portion of rents representative of an interest factor	49	46	46	57	75
Amortization of debt premium and discount, net	—	2	2	(7)	(4)
Capitalized interest	—	—	—	1	10

Total fixed charges	$536	$633	$748	$970	$890

RATIO OF EARNINGS TO FIXED CHARGES:	3.8	1.9	1.3	1.2	2.4